Exhibit 3.4

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ARCA BIOPHARMA, INC.

ARCA biopharma, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1. The name of the Corporation is ARCA biopharma, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 16, 2004 under the name “Nuvelo Merger Sub, Inc.”

2. The Board of Directors (the “Board”) of the Corporation duly adopted resolutions proposing to amend the Certificate of Incorporation of the Corporation (the “Amendment”), declaring the Amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed Amendment is as follows:

Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to add the following paragraph at the end of Article IV:

“Upon the effectiveness of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation adding this paragraph (the “Effective Time”), each six (6) to twelve (12) shares of Common Stock issued immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, without any further action by the Corporation or any holder thereof, the exact ratio within the six-to-one (6:1) to twelve-to-one (12:1) range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares Common Stock, as applicable (the “Old Certificates”), shall, until surrendered to the Corporation in exchange for a certificate representing such new number of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

3. On August 22, 2024, the Board of Directors of the Corporation determined that each twelve (12) shares of the Corporation’s Common Stock, par value $0.001 per share (the “Common Stock”), issued immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock. The Corporation publicly announced this ratio on August 22, 2024.

4. This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment shall become effective on September 3, 2024 at 12:01 a.m. Eastern Time.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment is duly executed by the undersigned officer of the Corporation on August 29, 2024.

By:	/s/ C. Jeffrey Dekker
Name:	C. Jeffrey Dekker
Title:	Chief Financial Officer